UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


      DIVISION OF
CORPORATION FINANCE
                                                              August 20, 2019



 H. Timothy Eriksen
 CEO and Interim CFO
 Solitron Devices, Inc.
 3301 Electronics Way
 West Palm Beach, FL 33407

         Re:     TSR, Inc.
                 PRRN4A filed by H. Timothy Eriksen, et al.
                 Filed August 15, 2019
                 File No. 001-38838

 Dear Mr. Eriksen:

         We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

         After reviewing any amendment to the filing and/or any information provided in response to these comments, we may have additional comments.

 Schedule 14A

 1. We have reviewed the response submitted in reply to prior comment number two in our letter dated August 13, 2019, and concluded that the information provided regarding the "corporate family," as described in the participants' correspondence dated August 15, 2019, is insufficient for us to make a final determination as to whether Zeff Capital, L.P., Zeff
    Holding Company, LLC, and Daniel Zeff should be reporting beneficial ownership as a group. Section 13(d)(1), by its terms, applies to a "person" and is indifferent to the purported or actual existence of a "corporate family." Notwithstanding the definition of "person" in
    Section 3(a)(9) of the Securities Exchange Act of 1934, application of
Section 13(d)(3)
    results in two or more persons being regulated as a single person under
Section 13(d)(1) if
    they "act as" a group for the purpose of acquiring, holding or disposing of a voting class of
    Section 12-registered equity securities. Each member of the group bears an obligation to report beneficial ownership on behalf of the group under Rule 13d-1(k). Please advise us whether the "Zeff Group" acts as a group within the meaning of Section 13(d)(3).
 H. Timothy Eriksen
August 20, 2019
Page 2

2. Please advise us, with a view toward revised disclosure, whether or not the "Zeff Group",
   Fintech Consulting LLC and QAR Industries, Inc. are acting as a group within the meaning of Section 13(d)(3). Please specifically address whether or not these parties have acted in concert to nominate directors at TSR and, if so, whether such action constituted a joint effort to "hold" the equity securities of TSR within the meaning of Section 13(d)(3). Please also specifically address whether a group existed as early as 2018 for the purpose of acquiring
   TSR equity securities within the meaning of Section 13(d)(3) Refer to exhibit 99.1 to the
   Schedule 13D filed by Joseph Hughes on July 17, 2018 in which Zeff Capital, LP, QAR
   Industries, Inc. and Fintech Consulting LLC were characterized as a "group" that sought to acquire approximately 819,000 shares. To the extent a group existed, Rule 13d-5, titled
   "Acquisition of securities," could apply (if its conditions were met) and would require a
   Schedule 13D to be filed within 10 days of the acquisition that would have been deemed to occur. Given that no Schedule 13D (or Schedule 13G) has been filed, please advise us whether or not a legal conclusion was reached that no such filing was or is currently required.

                                        *       *       *

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions


cc: Douglas K. Schnell, Esq.